CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

March 20, 2006

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561

RE:   ESE Corporation
         Form SB-2
         SEC file no. 333-128110

Dear Mr. Reynolds:

In response to your letter of comments dated February 6, 2006, please be advised as follows:

General
  Your legal conclusion is erroneous. We restate our previous response to comment no. 1. ESE is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies." ESE has a specific plan and purpose. ESE has no plans to merge with an unidentified company or companies. ESE's business purpose and specific plan is to engage in the business of selling coffee, coffee beverages, pastries and confections. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, "... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies. ESE has begun operations. It has entered into an agreement to lease its first location in North Carolina.

Securities and Exchange Commission
RE:   ESE Corporation
         Form SB-2
         No. 333-128110
March 20, 2006

  Disclosure has been provided as March 20, 2006 reflecting the status of the Company's operations.

Summary of our Offering
  Disclosure has been provided that we have executed lease agreement. A copy of the lease agreement is filed as an exhibit.

  The statement has been revised to reflect that we have begun setting up out shop, but have not started retail sales to the public.

  See response to comment no. 4.

Risk Factors
  The cost of the private placement has been paid.

  The statements have been reconciled. We have started to refurbish the space for the coffee shop but have not opened for retail sales to the public.

  Disclosure has been provided that the nearest coffee shop is approximately 6.6 miles away.

  Disclosure has been provided that we need additional capital and the capital we have will last approximately three months. Further, we have disclosed that our officers and directors will advance money to us on an as needed basis. If they are unwilling to advance money, we will have to start a second private placement or borrow money from unrelated third parties.

  We plan to acquire property insurance after in May 2006.

  Disclosure has been provided that we will not hire persons to assist with accounting or the preparation of reports until December 2006.

  The information requested has been provided. The price of $0.01 was selected because that was the price they paid for the shares.

Securities and Exchange Commission
RE:   ESE Corporation
         Form SB-2
         No. 333-128110
March 20, 2006

Plan of Distribution
  Disclosure has been provided that the Company paid the cost of the offering. The cost was $30,617.

Business
  The Business section has been revised as requested.

Summary
  Information has been provided regarding the present location.

  We have abandoned the drive through concept and have a walk-up space. The registration statement has been revised accordingly. We have plans to operate only the shop described in the registration statement.

  The information requested has been provided.

The Gourmet Coffee Market
  The information referred to has been deleted.

  The language has been deleted.

Site Location
  The information requested has been provided and a copy of the lease has been filed as an exhibit.

  Disclosure has been provided that the property is owned by Christine Root and the Company leases the property from Christine Root.

  The description requested has been provided.

Securities and Exchange Commission
RE:   ESE Corporation
         Form SB-2
         No. 333-128110
March 20, 2006

Strategy
  "Our location has excellent accessibility" has been expanded to describe access to the shop.

  The last phrase has been deleted.

  The marketing plans have been described during the next twelve months.

  The information requested has been provided.

Product Supply
  The information requested has been provided.

  The information requested has been provided.

  The information requested has been provided.

Store Design
  The two other business have been described.

  The information requested has been provided.

  The free-standing concept has been deleted. The Company intends to open one store at this time. It is the one described in the registration statement.

Government Regulation
  The information requested has been provided.

Employees
  The information requested has been provided.

Securities and Exchange Commission
RE:   ESE Corporation
         Form SB-2
         No. 333-128110
March 20, 2006

Other
  Disclosure has been provided that the Company intends to purchase property insurance.

Management's Discussion and Analysis or Plan of Operation
  The information has been revised and clarified.

Plan of Operation
  The milestones have been updated.

  The information requested has been provided.

  The information requested has been provided.

  The website has been deleted.

  The date the private placement was completed has been provided.

  The marketing program has been revised.

  Disclosure has been provided that the Company expects to open the coffee shop on July 1, 2006.

  The information has been revised significantly.

Liquidity and Capital Resources
  Disclosure has been provided that the Company plans to raise additional capital during the next twelve months.

Results of Operations
  Total expenses to date have been provided.

Securities and Exchange Commission
RE:   ESE Corporation
         Form SB-2
         No. 333-128110
March 20, 2006

  Robin Long's experience has been provided.

  The name has been corrected.

Principal Shareholders
  The table has been revised.

  The information has been updated.

Selling Shareholders
  Disclosure has been provided.

Description of Securities
  The disclosure requested has been provided.

Certain Transactions
  The promoters have been named.

Financial Statements
  The financial statements have been updated.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb